

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2020

William Toler
Chief Executive Officer
Hydrofarm Holdings Group, Inc.
2249 South McDowell Boulevard
Petaluma, CA 94954

> **Re: Hydrofarm Holdings Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2020**
> **File No. 333-250037**

Dear Mr. Toler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 12, 2020

Interim Financial Statements
Note 9. Stock Based Compensation, page F-68

1. We note your grant date fair value of your stock options increased from $.21 to $1.28. Please tell us your consideration of disclosing the change in your significant assumptions used to value your stock options for the period ended September 30, 2020. Refer to ASC 718-10-55-21.

Note 11. Subsequent Events, page F-70

2. We note your disclosure that vesting of the 1,000,000 restricted stock unit award was modified. Please tell us your consideration of disclosing the potential impact of the modified vesting terms on your financial statements.

Exhibits

3.	We note that you have filed your Amended and Restated Certificate of Incorporation as Exhibit 3.1. Please ensure it clearly states, as you do on pages 52 and 132 of your registration statement, that the exclusive forum provision does not apply to any actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings.

	We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

	Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

	You may contact Tony Watson at (202) 551-3318 or Jim Allegretto at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:	Kenneth R. Koch, Esq.